SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                Schedule 13D

                 Under the Securities Exchange Act of 1934

                             Haven Bancorp, Inc.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)


                               (CUSIP Number)
                                 419352109

                               Daniel M. Healy
                           Executive Vice President
                                    and
                           Chief Financial Officer
                       North Fork Bancorporation, Inc.
                            275 Broad Hollow Road
                         Melville, New York  11747
                              (516) 844-1004

          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)
                                  Copy to:

                         William S. Rubenstein, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                         New York, New York  10022
                               (212) 735-2642
                                 May 23, 1996
           (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ X ]


          CUSIP No. 419352109

          1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICA-TION NO. OF ABOVE PERSON:

                      North Fork Bancorporation, Inc.
                   I.R.S. Identification No. 36-3154608

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                (a)[   ]
                                (b)[   ]

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO  (See Item 3)

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                   [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                             State of Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                                 214,000

          8.   SHARED VOTING POWER

                                   None

          9.   SOLE DISPOSITIVE POWER

                                 214,000

          10.  SHARED DISPOSITIVE POWER

                                  None

          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON

                                 214,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EX-
               CLUDES CERTAIN SHARES:

                                   [  ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   5.0%

          14.  TYPE OF REPORTING PERSON

                                    CO

          Item 1.   Security and Issuer.

                    This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Haven Bancorp, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are locat-ed at 93-22 Jamaica Avenue, Woodhaven, New York 11421.

          Item 2.   Identity and Background.

                    (a)-(c) and (f) This statement is being filed by North Fork Bancorporation, Inc., a Delaware corpora-tion ("North Fork"). The principal executive offices of North Fork are located at 275 Broad Hollow Road, Mel-ville, New York 11747.

                    The principal business of North Fork is to provide, through its bank subsidiary North Fork Bank, comprehensive consumer and commercial banking services which include deposit and loan products, trust services, annuity sales, cash management and investments through its brokerage subsidiary.

                    Information as to each of the executive offi-cers and directors of North Fork is set forth on Schedule I hereto. Each of such persons is a citizen of the United States.

                    (d) During the last five years, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) During the last five years, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohib-iting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consider-ation.

                    North Fork has financed its acquisition of the shares of Common Stock, and currently intends to finance any future acquisition of shares of Common Stock, from available cash held by North Fork. The aggregate amount of funds used to purchase the shares of Common Stock was approximately $4,877,218.

          Item 4.   Purpose of Transaction.

                    North Fork has acquired the shares of Common
          Stock because it believes the Common Stock is an attrac-tive investment, and because of consolidation activity in the thrift industry and the possibility that the Company may participate in such consolidation in a manner that will result in stockholders of the Company receiving a premium for their shares. To date, North Fork has ac-quired 214,000 shares, or approximately 5.0%, of the outstanding Common Stock.

                    Pursuant to applicable federal law, North Fork may not acquire ownership or control of more than 5% of the outstanding voting shares of the Company without approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). North Fork anticipates filing a notice with the Federal Reserve, under Section 4(c)(8) of the Bank Holding Company Act of 1956, and the relevant portions of Regulation Y promulgated thereunder, of its intention to acquire up to 9.9% of the outstanding voting shares of the Company, and to thereby indirectly acquire an interest in the Company's wholly owned subsid-iary savings bank, Columbia Federal Savings Bank and its wholly owned subsidiaries.

                    Subject to the receipt of the requisite regula-tory approvals, North Fork intends to purchase an aggre-gate of up to 9.9% of the outstanding Common Stock from time to time in the market or in privately negotiated
          transactions, subject to market conditions.   North Fork
          reserves the right not to purchase any additional shares of Common Stock and to sell some or all of the Common Stock that it currently owns or that it may acquire in the future.

                    Further, the Chief Executive Officer of North Fork communicated on several occasions to the Chief Executive Officer of the Company North Fork's desire to initiate discussions with the Company regarding a possi-ble business combination between the two entities. The Chief Executive Officer of the Company advised North Fork that the Company was not interested in pursuing such discussions.

                    Except as set forth in this Item 4, neither
          North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                   (a)-(b) By reason of its recent purchases of Common Stock, North Fork has sole voting and dispositive power with respect to 214,000 shares, or approximately 5.0% of the shares of Common Stock reported by the Compa-ny to be outstanding as of May 10, 1996.

                   Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, owns any Common
          Stock.

                  (c)  The following purchases of Common Stock were

          effected by North Fork during the past 60 days:

                    Trade     Settle    Number of   Price Per
                    Date      Date      Shares      Share
                    _______   _______   _________   _________

                    5/23/96   5/29/96   8,000       $26.125

                    The foregoing purchases were accomplished through brokerage transactions effected through The Nasdaq National Market. Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

                    (d)  Inapplicable.

                    (e)  Inapplicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    Except as set forth in Item 4 hereof, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relation-ships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrange-ments, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of prox-ies.

          Item 7.   Material to be filed as Exhibits.

                    None.

                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: May 30, 1996

                                   NORTH FORK BANCORPORATION, INC.

                                   By:  /s/ Daniel M. Healy
                                        Name:  Daniel M. Healy
                                        Title: Executive Vice
                                               President and Chief
                                               Financial Officer


                                  SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS
                     OF NORTH FORK BANCORPORATION, INC.

                    The name, business address, present principal occupation or employment, and the name, principal busi-ness and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of North Fork Bancorp-oration, Inc. ("North Fork") is set forth below. If no business address is given, the director's or officer's address is 275 Broad Hollow Road, Melville, New York 11747. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with North Fork.

                                   Present Principal Occupation
          Name                     or Employment and Address
          ____                     ____________________________

          John Adam Kanas          Chairman, President and Chief
                                   Executive Officer

          Anthony J. Abate         Vice President and Secretary

          John Bohlsen             Vice Chairman - North Fork
                                   President
                                   The Helm Development Corp.
                                   166 W. Main St.
                                   East Islip, NY  11730

          Malcolm J. Delaney       Retired
                                   Heritage Hills
                                   518A
                                   Somers, NY  10589

          Allan C. Dickerson       Retired
                                   2255 Grand Ave.
                                   Mattituck, NY  11952

          Lloyd A. Gerard          Antique Dealer and Auctioneer
                                   P.O. Box 146
                                   Remsenburg, NY  11960

          Daniel M. Healy          Executive Vice President and
                                   Chief Financial Officer

          James F. Reeve           President
                                   Harold R. Reeve & Sons, Inc.
                                   North Road
                                   Mattituck, NY  11952

          James H. Rich, Jr.       President
                                   Southold Lumber Co., Inc.
                                   3045 Wells Ave.
                                   P.O. Box 208
                                   Southold, NY  11971

          George H. Rowsom         President
                                   S.T. Preston & Son, Inc.
                                   South Main St. Wharf
                                   Greenport, NY  11944

          Kurt R. Schmeller        President
                                   Queens Borough Community College
                                   City University of New York
                                   Bayside, NY  11364

          Raymond W. Terry, Jr.    Retired
                                   610 Jockey Creek Dr.
                                   P.O. Box 983
                                   Southold, NY  11971